SUB-ITEM 77C

The sole shareholder of the MFS Research Bond Fund J, a series of MFS Series Trust IX ("the Trust"), took action by unanimous written consent, as permitted by the Trust's Amended and Restated Declaration of Trust, on September 19, 2002, to approve the following matters:

The terms of the Investment Advisory Agreement dated January 1, 2002 as revised October 17, 2002;

The selection of Deloitte & Touche LLP as independent public accountants for the fund;


The terms of each Distribution Plan with respect to Class A, B, and C of the fund adopted by the Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, effective January 1, 1997, as amended and restated October 16, 2002.